FOIA Confidential Treatment Request

Certain confidential information in this letter has been omitted and provided separately in an unredacted version to the Securities and Exchange Commission. Confidential treatment has been requested under 17 C.F.R. § 200.83 with respect to the omitted portions, which are identified in this letter by the mark “[*].”

July 12, 2023
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Beverly Singleton and Andrew Blume

Re: Kulicke and Soffa Industries, Inc.
Form 10-K for the fiscal year ended October 1, 2022
Filed November 17, 2022
Form 10-Q for the quarterly period ended December 31, 2022
Filed February 2, 2023
Response dated April 12, 2023
Response dated June 9, 2023
File No. 000-00121
Dear Beverly Singleton and Andrew Blume:
We are writing in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 12, 2023, to Lester Wong, Chief Financial Officer of Kulicke and Soffa Industries, Inc. (the “Company”), related to the above referenced filings made by the Company.
For your convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses.

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CONFIDENTIAL TREATMENT REQUESTED BY KULICKE AND SOFFA INDUSTRIES, INC.

Form 10-K for the Fiscal Year Ended October 1, 2022
Notes to Consolidated Financial Statements

Note 16: Segment Information, page 68, page 68

1.We have reviewed your response to comment 1 and have the following comments:

•We note that you currently believe your Aftermarket Product and Services ("APS") reportable segment consists of a single operating segment instead of six operating segments and that your Capital Equipment reportable segment consists of five operating segments instead of six operating segments. Considering you previously indicated in response to comment 2 in your letter dated April 12, 2023 that discrete financial information for each operating segment "is available to the CODM for his review during various updates throughout the financial year, including revenue outlooks, financial forecasts, business reviews and reports on operations" and that such "information is regularly reviewed by the CODM to make decisions about resources to be allocated to the component and assess its performance," we are unclear why you now believe APS consists of a single operating segment and why you no longer consider Wafer Level Bonder to be an operating segment. In doing so, clarify why the Wafer Level Bonder operating segment was collapsed into the Ball Bonder operating segment

Response:

The Company acknowledges that the response made in the letter dated April 12, 2023 (“first response letter”) was prior to the Company performing a fresh review of its segment reporting and information used in the process. At the granular level, the discrete financial information for the six different components within APS and CE, respectively, is prepared by the financial planning and analysis (“FP&A”) team to the senior management including the Company’s chief operating decision maker (the “CODM”). Notwithstanding the above, the Company noted from its fresh review of the segment reporting process that the information provided to, and used by, the CODM was limited to the Quarterly Business Unit Financial Review (“QFR”), Quarterly Business Review (“QBR”) and Executive Summary Review as elaborated in the letter dated June 9, 2023 (“second response letter”). Based on the Company’s re-evaluation of the financial information presented to the CODM, the Company would like to highlight that the CODM’s review is mainly focused on the QFR and QBR, coupled with the four additional factors1 discussed in the second response letter. Therefore, the Company concluded that APS is one operating segment.

Similar to the re-assessment that APS is one operating segment, upon further review of the financial information provided in the Executive Summary, QFR presentation and board of directors presentation, the Company noted that financial information for CE was consistently broken down and presented as five business units, namely: Ball Bonder, Wedge Bonder, Electronic Assembly/Advanced Packaging Mass Reflow, Advanced Packaging and Lithography. Financial information such as revenue, cost of goods sold, and operating expenses for Wafer Level Bonder are included as part of Ball Bonder in the financial information presented to and assessed by the CODM, rather than presented and reviewed on a standalone basis. Based on this fact pattern, Wafer Level Bonder does not meet the definition of an operating segment under ASC 280-10-50-1(b), which states that one of the characteristics of an operating segment is that “its operating results are regularly reviewed by the public entity's [CODM] to make decisions about resources to be allocated to the segment and assess its performance”.

1 The four additional factors are: the nature of the business activities of each component, the organizational structure, information presented to the board of directors and budgeting process.
CONFIDENTIAL TREATMENT REQUESTED BY KULICKE AND SOFFA INDUSTRIES, INC.

In conclusion, the Company incorrectly assessed and stated in the first response letter that the discrete financial information for each component in APS and CE prepared by FP&A to the senior management including the CODM was of the same granularity and format as compared to the financial information presented in the QFR, QBR and Executive Summary Review to the CODM, which is the information the CODM uses in order to assess performance and allocate resources.

•We note that the "Executive Summary Review" includes business unit performance measures for the six historical APS operating segments, including gross margin and direct operating margin. Please confirm whether or not your CODM receives and reviews this monthly package and tell us how he uses such information.

Response:

The Executive Summary Review is a monthly financial snapshot that is provided to the senior management via email. The Company confirms that the CODM is one of the recipients that receives this snapshot via email on a monthly basis. Considering the granularity of such information, there are no discussions or meetings to review these monthly snapshots, nor does the CODM respond via email to ask questions relating to the Executive Summary Review. The CODM does not make any decisions on the allocation of resources based on the monthly Executive Summary Review because this only serves as a snapshot of information for the CODM’s reference. Instead, the CODM discusses and raises questions based on financial information provided during the QFR and strategy and operational information provided during the QBR meetings. It is during these quarterly meetings that the CODM reviews the segment profitability and makes decisions on the allocation of resources.

•Explain in greater detail how you determined your Ball Bonder and Wedge Bonder operating segments have similar economic characteristics. In particular, address the differences in operating margin percentage during fiscal years 2021 and 2022 and how those variances compare to those in fiscal years 2018 and 2019.

Response:

The Company would like to highlight to the Staff that the Company structured its aggregation assessment based on two key concepts in its ASC 280 quantitative aggregation analysis: (1) gross margins as the primary factor in assessing economic similarity, while using sales growth trends and operating margins as supplementary factors to the gross margin assessment; and (2) assessing the financial measures on a long-term basis, as opposed to focusing on temporary dissimilarities.

Firstly, ASC 280-10-55-7C states that “segments having similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances”. The Company assessed its long-term gross margins as the primary factor in determining economic similarity because the Company is of the view that gross margin is a better representation of economics as compared to operating margin, since revenue and cost of sales move in tandem, whereas operating expenses are fairly consistent regardless of revenue trends. Based on the aforementioned accounting guidance and the Company’s view of the economics of gross margin, the Company determined that the five-year average gross margin for Ball Bonder and Wedge Bonder were [*] and [*] respectively, and the Company is of the view that these five-year average gross margins are indicative of the conclusion that these two operating segments have economic similarity.

CONFIDENTIAL TREATMENT REQUESTED BY KULICKE AND SOFFA INDUSTRIES, INC.

Secondly, with regard to the operating margin assessment, the operating margins for Ball Bonder and Wedge Bonder (which represent the Company’s core capital equipment business) are similar in fiscal year 2018 (Ball Bonder: [*]; Wedge Bonder: [*]) and fiscal year 2019 (Ball Bonder: [*]; Wedge Bonder: [*]). However, the operating margins in fiscal year 2021 (Ball Bonder: [*]; Wedge Bonder: [*]) and fiscal year 2022 (Ball Bonder: [*]; Wedge Bonder: [*]) are less similar due to specific unusual events. The Company would like to highlight that in fiscal year 2021 and fiscal year 2022, there was a significant ramp in the entire semiconductor industry that was unprecedented and unexpected due to COVID-19 that resulted in significant additional demand for certain high-volume applications that utilized more ball bonding than wedge bonding packaging equipment and solutions, thereby leading to better than expected revenue for Ball Bonder. We expect this significant difference in sales ramp to be temporary as there is a normalization of operating margin in fiscal year 2023, which brings the operating margin levels closer to the long-term averages of [*] for Ball Bonder and [*] for Wedge Bonder. The significant increase in revenue for Ball Bonder as compared to revenue for Wedge Bonder in fiscal year 2021 and fiscal year 2022 is the main factor for the higher operating margin in Ball Bonder as compared to Wedge Bonder for those two years. Operating expenses for both operating segments are not directly proportionate to revenue, hence a more than proportionate increase in revenue for Ball Bonder in fiscal year 2021 and fiscal year 2022 will naturally translate to higher operating margins for Ball Bonder as compared to Wedge Bonder.

Given the unusual increase in revenue for Ball Bonder as mentioned above, the Company focused on the long-term average operating margin as the financial measure to determine economic similarity, rather than the operating margins of individual years. The Company’s position is supported by ASC 280-10-50-11 which states that “operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar”. The Company would like to emphasize that the accounting guidance focuses on the principle of “long-term financial performance”. Although the accounting guidance does not define “long-term” or the period over which an entity should evaluate economic similarity of two or more operating segments, the Company has applied judgment and used a five-year average for gross margin and four-year average for operating margin due to the anomaly in fiscal year 2020 as explained in the second response letter.

In addition, the Company took reference from ASC 280-10-5-11, which states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators. Based on this guidance, the Company would like to highlight that the forecasted gross margins for Ball Bonder and Wedge Bonder for fiscal year 2023 are [*] and [*] respectively. The forecasted operating margins for Ball Bonder and Wedge Bonder for fiscal year 2023 are [*] and [*] respectively. As highlighted above, subsequent to the increase in operating margin for Ball Bonder in fiscal year 2021 and fiscal year 2022, there is a normalization of operating margin in fiscal year 2023, which portrays the cyclical nature of the semiconductor industry. Hence, the Company has made the judgment to not rely on temporary dissimilarities in financial performance among the two operating segments, as solely comparing financial performance of two or more operating segments for a particular year to determine economic characteristics will not be in line with the “long-term” principle stated in ASC 280-10-50-11 and not in line with the cyclical nature of the industry in which the Company operates.

In conclusion, the Company is of the view that Ball Bonder and Wedge Bonder are economically similar due to their similar long-term average gross margins, long-term average operating margins and similar qualitative factors as stated in the first response letter. The aggregation of these two operating segments is consistent with the objectives and basic principles of ASC 280.

CONFIDENTIAL TREATMENT REQUESTED BY KULICKE AND SOFFA INDUSTRIES, INC.

•Tell us if you believe the proposed revisions to your operating segments represent an error under ASC 250.

Response:

The Company has considered guidance under ASC 250, Accounting Changes and Error Corrections (“ASC 250”). As defined in ASC 250-10-20, an error is any “error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared”.

Based on the Company’s re-assessment of the guidance under ASC 280 and re-evaluation of the financial information presented to the CODM, the Company concluded that the APS reportable segment consists of one operating segment and acknowledges that its prior period conclusion that APS has six operating segments was an error. The Company has also concluded that the APS operating segment is also the reportable segment, which is consistent with the Company’s prior segment reporting.

Additionally, as explained in the Company’s second response letter, the Company has disaggregated three operating segments (Advanced Packaging, Electronic Assembly/Advanced Packaging Mass Reflow and Lithography) from the Capital Equipment reportable segment, none of which are individually significant reportable segments under ASC 280-10-50-12, to be disclosed in an “all other” category in the segment reporting footnote. The Company acknowledges that its prior period conclusion regarding the segment reporting on the Capital Equipment reportable segment was an error. As a result, the Company has incorrectly presented certain segment-related disclosures relating to the Capital Equipment reportable segment in our historical financial statements.

The Company has considered the principles under the SAB 99 and SAB 108 guidance in assessing the relevant qualitative and quantitative factors to determine the materiality of the error in the presentation of the segment-related disclosures. The Company concluded that the error has no impact on any reported amounts of the primary financial statements. There is also no impact to the key metrics, such as the Company’s revenue, net income (loss), and EPS, as these metrics are presented on a consolidated level. For completeness, there is also no impact on the available ratios such as the working capital ratio, Days Sales Outstanding, Days Sales in Inventory and Days Payable Outstanding.

Consistent with the fact that the incorrect presentation of the segment information has no impact to the primary financial statements, the Company notes that the incorrect presentation of the segment information would not have any impact on earnings, nor does the Company believe it masks trends in any of the key metrics an investor or analyst would rely on. Additionally, the Company does not give guidance on net revenue and EPS at a segment level, but only at a consolidated level, which was not impacted by this adjustment.

Additionally, as further elaborated in the response to the Staff’s comment below, the Company has concluded that the reporting units would not have differed for historical periods and, as such, the Company’s historical goodwill impairment tests would not have been impacted. The Company further assessed that there is no effect to any reported information arising from the change in the number of APS operating segments, and that the incorrect presentation of the segment information within the Capital Equipment reportable segment is limited to the segment disclosures within the notes to financial statements. While the Company acknowledges that the revised segment disclosure would have provided more information, the Company assessed that the correction of the segment information would not have materially changed the trends of the segment results as previously discussed in the “Results of Operations” within the “Management Discussion and Analysis” section in the Form 10-K for the year ended October 1, 2022 previously filed on November 17, 2022.

CONFIDENTIAL TREATMENT REQUESTED BY KULICKE AND SOFFA INDUSTRIES, INC.

Furthermore, the Company believes that in addition to the segment information provided, the Company presented disaggregated revenue by end markets to investors. Disaggregated revenue by end markets was not impacted by the adjustments and provides investors and analysts with meaningful insights into the Company’s performance at a more detailed level. This is consistent with the information presented within the Company’s earnings calls, which focuses on end markets.

Based on the Company’s assessment of quantitative and qualitative factors and in consideration that investors and analysts have received additional information of revenue by end markets within our Form 10-K and our earnings calls, the Company does not believe that there is a substantial likelihood that a reasonable person would have considered the incorrect presentation of this segment information to be material in making investment decisions about the Company. Accordingly, the Company concluded that the historical financial statements were not materially misstated, and does not believe restatement of previously issued financial statements is required.

Notwithstanding the foregoing and as acknowledged by the Company in the earlier part of this response, the Company acknowledges that the incorrect presentation of segment information represents an error and will present the updated segment reporting footnotes to the financial statements and the Results of Operations within the Management Discussion and Analysis, including a reconciliation of its corporate expenses immediately, beginning with its next Form 10-Q filing for the period ending July 1, 2023.

Consistent with ASC 280-10-50-4 and as shown in Annex A, the Company will present the revised segment reporting disclosure for prior interim periods presented in its upcoming Form 10-Q for the fiscal quarter ending July 1, 2023, for comparative purposes.

•Explain how the proposed revisions to your operating segments impacted your assessments of the effectiveness of your internal controls over financial reporting and disclosure controls and procedures.

Response:

The Company acknowledges the Staff’s comment and is currently assessing the impact to our internal controls over financial reporting (“ICFR”) and disclosure controls and procedures (“DCP”). The Company will respond to the Staff’s comment once we have concluded our assessment of the effectiveness of our ICFR and DCP.

•Tell us in sufficient detail how the proposed changes to your operating segments impact the composition of your reporting units for goodwill impairment testing purposes. If the reporting units would have differed for historical periods, tell us how your historical goodwill impairment tests would have been impacted.

Response:

The FASB ASC Master Glossary 350-20-20 defines reporting unit as “the level of reporting at which goodwill is tested for impairment. A reporting unit is an operating segment or one level below an operating segment (also known as a component).” The identification of reporting units is a process unique to each entity beginning with that entity’s operating segments as identified under FASB ASC 280, Segment Reporting.

CONFIDENTIAL TREATMENT REQUESTED BY KULICKE AND SOFFA INDUSTRIES, INC.

All of the Company’s goodwill is allocated to reporting units that are identified either at the operating segment level or one level below an operating segment. Goodwill has been allocated to the following reporting units.

1.Wedge Bonder (CE)
2.Wedge Bonder Consumables (APS)
3.Wedge Bonder Spares and Services (APS)
4.Lithography (CE)
5.Electronic Assembly/Advanced Packaging Mass Reflow (CE)
6.Electronic Assembly/Advanced Packaging Mass Reflow Spares and Services (APS)

The first proposed change is to reflect APS as a single operating segment instead of six operating segments. This change has no impact to the goodwill impairment allocated to Wedge Bonder Spares and Services (APS) and Electronic Assembly/Advanced Packaging Mass Reflow Spares and Services (APS), as the impairment assessment for goodwill was performed at the previously identified operating segments which will continue as reporting units (i.e., components) which are now one level below the APS operating segment.

The second proposed change is to reflect CE as five operating segments instead of six operating segments, with Wafer Level Bonder no longer being an operating segment as the financial information is included as part of Ball Bonder. Since there is no goodwill allocated to either Wafer Level Bonder or Ball Bonder, this change has no impact on the goodwill impairment assessment. The third change being the disaggregation of operating segments (Advanced Packaging, Electronic Assembly/Advanced Packaging Mass Reflow and Lithography), which are not individually significant under ASC 280-10-50-12, will be disclosed in an “all other” category. This change has no impact on historical goodwill impairment assessment, as these three continue to be operating segments and goodwill was allocated to these operating segments which is at the same level as the reporting unit.

In conclusion, with all the proposed changes, the reporting units would not have differed for historical periods. Consequently, the Company’s historical goodwill impairment tests would not have been impacted.

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If you have any questions relating to the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Lester Wong

Lester Wong
Chief Financial Officer
Kulicke and Soffa Industries, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY KULICKE AND SOFFA INDUSTRIES, INC.

Annex A: Proposed Amendments to Notes to Financial Statement and Management Discussion and Analysis in Form 10-Q for the quarter ending July 1, 2023 (preliminary draft)

[*]

CONFIDENTIAL TREATMENT REQUESTED BY KULICKE AND SOFFA INDUSTRIES, INC.